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Organized under the laws of the State of Colorado

Contrarian Public Investment I, Inc.

See Reverse for Certain Definitions

This is to Certify that SPECIMEN is the owner of

fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder thereof in person or by a duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, the seal of the Corporation and the Signatures of its duly authorized officers.

Dated